Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

April 29, 2024

VIA EDGAR

Lisa N. Larkin

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Municipal Income Fund, Inc.

File Numbers: 333-274654, 811-05488

Dear Ms. Larkin:

You previously provided counsel to Nuveen Municipal Income Fund, Inc. (the “Registrant” or the “Fund”) with comments to the Registrant’s shelf offering registration statement on Form N-2 (the “Registration Statement”), which was filed on September 22, 2023. On March 26, 2024, we filed correspondence responding to those comments (the “Initial Response Letter”). On April 18, 2024, you provided some additional comments in response to the Initial Response Letter and, therefore, I am writing to respond to those additional comments. I have reproduced your comments below, followed by our responses. Capitalized terms not defined in this letter have the meanings ascribed to them in the Initial Response Letter.

1.

Comment: In response to Comment 2 to the Initial Response Letter, you noted that the disclosure referenced by the staff was no longer included in the Registration Statement; however, we note that the disclosure still exists in the Fund’s annual report. Consider revising such disclosure in the next annual report for the Fund to specify in what “other derivative instruments” the Fund may transact.

Response: The Registrant acknowledges the staff’s comment and confirms that no other derivative instruments are currently used as part of the Fund’s principal investment strategy. To the extent other derivative instruments become part of the Fund’s principal investment strategy, the Fund will disclose those other derivative instruments in its annual report.

2.	Comment: In response to Comment 4 to the Initial Response Letter, you noted that the disclosure referenced by the staff was no longer included in the Registration Statement;

Ms. Lisa N. Larkin

April 29, 2024

however, we note that the disclosure still exists in the Fund’s annual report. Consider revising such disclosure in the next annual report for the Fund to remove references to “preferred shares” because of the Fund’s fundamental policy to not leverage its capital structure by issuing senior securities such as preferred shares.

Response: The Registrant acknowledges the staff’s comment and will consider modifying such disclosure to remove references to preferred shares in its next annual report.

3.

Comment: Please review the principal occupations of each Director and Officer disclosed in the SAI to ensure that the principal business of any company listed is included, unless such business is implicit in the company’s name, per Instruction 3 to Item 18.1 of Form N-2.

Response: The Registrant will review the disclosure and consider whether it believes any additional changes are necessary to comply with Instruction 3 to Item 18.1 of Form N-2.

4.

Comment: Please confirm that the 2018 financial statements, which pre-dated the closed-end fund offering reform rules, and which contain no auditor consent, can be incorporated by reference into the Registration Statement in compliance with General Instruction A.2 of Form N-2.

Response: The Registrant notes that the auditor will provide a consent to be filed with the Registration Statement, which will consent to the incorporation by reference of both the 2023 and 2018 financial statements. Once the Registration Statement is effective, the auditor will then provide additional consents in future N-CSR filings for as long as the Registration Statement is active, as those N-CSR filings will be necessary to rely on the short-form registration requirements discussed in General Instruction A.2 of Form N-2. As an example, we refer the staff to the auditor consent that was included in the 2023 N-CSR filing for the Registrant, which provides consent to incorporate by reference into the registration statement that preceded the Registration Statement, which is evident by the 1933 Act number included in that consent (333-237289). This 1933 Act number corresponds to the Trust’s 2020 shelf registration statement on Form N-2 and not the current Registration Statement, which is not yet effective. Accordingly, the Registrant confirms that it is appropriate and permissible to incorporate by reference the 2018 financial statements into the Registration Statement in reliance on a new auditor consent to be filed with the Registration Statement.

* * * * * *

Ms. Lisa N. Larkin

April 29, 2024

We believe that this information responds to all of your comments. If you should require additional information, please call me at 215.564.8528 or, in my absence, Stephen LaChine at 312.964.3522.

Sincerely,

/s/ Joel D. Corriero
Joel D. Corriero

Enclosures

Copies (w/encl.) to

M. Winget

E. Fess

E. Purple

S. LaChine